CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603



VIA EDGAR

                                 April 21, 2010



Mr. Michael W. Mundt
Assistant Director
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


  Re:    APP WD:  First Trust Exchange-Traded Fund, et al., File No. 812-13697
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Dear Mr. Mundt:

         Reference is made to the above referenced application, as amended, for an order to amend an existing order under Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act for First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Exchange-Traded Fund III, First Trust Advisors L.P. and First Trust Portfolios L.P. (the "Applicants"), File No. 812-13697 (the "Application"). On behalf of the Applicants, I hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

         Thank you for your attention to this matter. Any questions regarding this request should be directed to the undersigned at (312) 845-3446.

                                         Very truly yours,

                                         CHAPMAN AND CUTLER LLP


                                         By  /s/ Suzanne M. Russell
                                             -------------------------------
                                             Suzanne M. Russell

cc:  Mary Kay Frech
     Courtney S. Thornton